Exhibit 99.1

Genenta Science S.p.A.

Registered office: Milan, via Dell’Annunciata 31

Subscribed and paid-up share capital of Euro 893,218.30

Tax code and registration number with the Milan Monza-Brianza Lodi Companies’ Register: 08738490963

NOTICE OF REVOCATION

OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF 25-26 MARCH 2026

It is hereby announced that the Board of Directors of Genenta Science S.p.A. (the “Company”) has resolved to revoke the call of the Extraordinary Shareholders’ Meeting previously scheduled for March 25, 2026, on first call, and March 26, 2026, on second call, which had on its agenda the proposed amendment to Article 1 of the by-laws to change the Company’s name from Genenta Science S.p.A. to Saentra Forge S.p.A.

Following further analysis, it has emerged that, at present, the name “Genenta” retains significant recognition, value, and market presence, having been associated with the Company’s history and identity for over a decade. Moreover, the approved extension of the Company’s corporate purpose, to which the proposal for adopting a new corporate name was linked, is still in the initial phase of development, and the proposed new name requires further development, positioning, and market recognition before replacing “Genenta,” while the Company continues to regard the adoption of the new name as a strategic objective.

Milan, 23 March 2026

For the Board of Directors

The Chairman Pierluigi Paracchi